FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:     Name and Address of Company

LUNDIN MINING CORPORATION (the "Company") 2101 - 885 West Georgia Street Vancouver, B.C. V6C 3E8 Telephone: (604) 689-7842

Item 2:    Date of Material Change

March 14, 2005

Item 3:     News Release

The news release was disseminated on February 28, 2005 through the facilities of the Canadian Corporate News and subsequently filed on SEDAR.

Item 4:     Summary of Material Change

The Company appointed Kjell Larsson as Vice President of Mining.

Item 5:     Full Description of Material Change

The Company announces the appointment of Kjell Larsson as Vice President of Mining.

Mr. Larsson has over 22 years experience in engineering and management in the Swedish and international mining industry and has held senior management positions in Boliden and LKAB, both major Swedish mining companies. Mr. Larsson is stepping down from his current position as Consulting Mining Engineer for Inco Limited in Toronto, Canada.

Between 1998 and 2002 Mr. Larsson was employed by Swedish Mining company Boliden in various positions, including General Manager of the Garpenberg Mine in southern Sweden. During his years with Boliden in Canada, Mr. Larsson held positions as Mine Manager at Myra Falls, Senior Vice President, Mining Operation and Vice President, Mining Operation – Americas.

Kjell Larsson will be based at Lundin Mining's offices in Stockholm, Sweden and will join the Company on March 14, 2005.

Item 6:     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:     Omitted Information

Not applicable.

Item 8:     Executive Officer

Edward F. Posey
President
Tel: (604) 689-7842

Dated at Vancouver, British Columbia, this 29th day of March, 2005.

LUNDIN MINING CORPORATION

By:	"Jean R. Florendo" (signed)
Jean R. Florendo, Corporate Secretary